LETTER OF CONFIRMATION
Sept. 12, 2005

Trust Company of
		Sixth Floor	Canada
530 8 Avenue SW
Calgary, Alberta
		T2P 3S8	Canada
To:	Alberta Securities Commission	Telephone 1-800-564-6253	Australia
	British Columbia Securities Commission	www.computershare.com	Channel Islands
	Manitoba Securities Commission		Hong Kong
	Ontario Securities Commission		Germany
	L’Autorite des marches financiers		Ireland
	Securities Division, Saskatchewan Financial Services Commission		New Zealand
	TSX		Philippines
South Africa
United Kingdom
USA

Dear Sirs:

Subject:             Medicure Inc. (the “Corporation”)

We confirm that the following materials were sent by pre-paid mail on Sept. 9, 2005 to the registered holders of Common Shares of the Corporation:

1.	2005 Annual Report
2.	Notice of Annual and Special Meeting of Shareholders
3.	Management Proxy Circular
4.	Proxy
5.	Return Envelope

We also confirm that copies of the above-mentioned materials together with the Supplemental Mail List Card were sent by overnight courier on Sept 9, 2005 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

<signed by>

Gisele Sabourin
Mailing Professional - Stock Transfer Services
403 260-6430